Certificate of Notification
                             (Fourth Quarter - 2004)

                                    Filed by

                       SAVANNAH ELECTRIC AND POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 16, 2002 in the matter of File No. 70-10081 and dated June 30, 2004 in the matter of File No. 70-10223.

                              - - - - - - - - - - -

Savannah Electric and Power Company (SAVANNAH) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the fourth quarter of 2004, SAVANNAH had:

Short-term and/or term loan notes outstanding -

$0

Notes outstanding to Southern Company Funding Corporation (SCFC) for SAVANNAH's portion of SCFC's Commercial Paper program -

$20,567,313.84

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

$0

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:       January 27, 2005            SAVANNAH ELECTRIC AND POWER COMPANY



                                         By:  /s/Wayne Boston
                                               Wayne Boston
                                            Assistant Secretary